Mail Stop 4561

June 17, 2008

Li Kunwu, Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

      Re: China VoIP & Digital Telecom, Inc.
              Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
              Filed May 22, 2008
              File No. 333-131017

Dear Mr. Kunwu:

We have reviewed your revised filing and response letter, and have the following comments. Please note that these comments are in addition to the oral comment issued by the Staff to the company's outside counsel.

Executive Compensation

1.   We re-issue prior comment 1 from our letter dated May 1, 2008. The executive compensation disclosure in your amended filing still does not conform to the requirements of Item 402 of Regulation S-K. In particular, your summary compensation table is not in the format called for by Item 402(n). Please revise your filing accordingly.

Management's Discussion and Analysis or Plan of Operation

2.   Please update your Management's Discussion and Analysis, including your Results of Operations disclosure, to address the periods covered by the financial statements included in your filing. In this regard, we note that you have added to the filing financial statements for the quarter ended March 31, 2008, but this period does not appear to be addressed by your Management's Discussion and Analysis.

                          *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (732) 577-1188</u>
       Richard I. Anslow, Esq.
       Asher Ailey, Esq.
       Anslow & Jaclin, LLP